EXHIBIT 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$9,185	$3,730	$(4,615)	$4,937	$5,479
Undistributed income and losses from investees	(180)	(424)	1,473	784	(596)

Adjusted earnings before fixed charges (1)	$9,005	$3,306	$(3,142)	$5,721	$4,883

Add: fixed charges
Interest and debt issue costs (2)	1,666	1,565	1,083	1,157	1,117
Estimated interest component of rent expense	34	50	74	46	71
Interest credited to bank deposits	95	137	163	166	199
Interest credited to policyholder account balances	5,603	4,919	4,845	4,787	5,458

Total fixed charges	$7,398	$6,671	$6,165	$6,156	$6,845

Preferred stock dividends (3)	385	173	225	181	193

Total fixed charges plus preferred stock dividends	$7,783	$6,844	$6,390	$6,337	$7,038

Total earnings and fixed charges	$16,403	$9,977	$3,023	$11,877	$11,728

Ratio of earnings to fixed charges (1)	2.22	1.50	—	1.93	1.71

Total earnings including fixed charges and preferred stock dividends	$16,788	$10,150	$3,248	$12,058	$11,921

Ratio of earnings to fixed charges and preferred stock dividends (1)	2.16	1.48	—	1.90	1.69

(1)

Earnings were insufficient to cover fixed charges at a 1:1 ratio by $3,142 million for the year ended December 31, 2009, primarily due to increased derivatives losses on freestanding derivatives, partially offset by gains on embedded derivatives.

(2)

Interest costs include $324 million and $411 million related to variable interest entities for the years ended December 31, 2011 and 2010, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 2.27 and 2.21 and 1.53 and 1.51, respectively.

(3)	For the year ended December 31, 2011, preferred stock dividends includes the redemption premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.